[W&C Draft: (New York) January 8, 1998]


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    LASMO PLC
                                (NAME OF ISSUER)

                                 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                    501730204
                                 (CUSIP Number)

ROBERT LYNCH, ESQ. WITH COPIES TO:
MANAGING DIRECTOR                                  DONALD P. MADDEN, ESQ.
DEUTSCHE BANK                                      WHITE & CASE
NORTH AMERICA HOLDING CORP.                        1155 AVENUE OF THE AMERICAS
31 WEST 52ND STREET                                NEW YORK, NY 10036
NEW YORK, NY 10019                                 212-819-8800
212-474-8600
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 8, 1993
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

---------------------------------               --------------------------------
 CUSIP No. [[________]]                         Page 2 of 24 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DEUTSCHE BANK AG
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)( )
                                                                          (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           FEDERAL REPUBLIC OF GERMANY
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH           0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              58,237,216
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              74,713,690
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           74,713,690
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.73%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           HC, BK, CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------               --------------------------------
 CUSIP No. [[________]]                         Page 3 of 24 Pages
---------------------------------               --------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MORGAN GRENFELL ASSET MANAGEMENT LIMITED
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)( )
                                                                          (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND AND WALES
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON WITH           0
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              55,114,430
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              71,590,904
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           71,590,904
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.41%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
-------- -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This statement on Schedule 13D relates to the ordinary shares (the "Ordinary Shares") of Lasmo plc ("Lasmo"), the principal executive offices of which are located at 101 Bishopsgate, London EC2M 3X8, England.


ITEM 2.  IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG , the "Reporting Persons").

          The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBAG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

          MGAM is an indirect wholly-owned subsidiary of DBAG. The principal business of MGAM is as an investment management holding company. MGAM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          The attached Schedule A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This Schedule 13D does not describe certain intermediate holding companies within the Deutsche Bank group structure. Such holding companies exercise no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that they may have officers and directors in common with the companies described herein.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Morgan Grenfell Investment Management Limited ("MGIM"), Morgan Grenfell Investment Services Limited ("MGIS"), Morgan Grenfell Trust Managers Limited ("MGTM"), Morgan Grenfell Quantitative Investment Limited ("MGQI") and Morgan Grenfell International Funds Management Limited ("MGIFM," and together with MGIM, MGTM, MGQI and MGIS, the "MGAM Managers"), are wholly-owned subsidiaries of MGAM. Between June 8, 1993 and November 24, 1997 (the "Trading Period"), the MGAM Managers have participated in market transactions in Ordinary Shares at market prices. During the Trading Period, market prices ranged from a high of 2.875 British Pounds to a low of 0.9985 British Pounds per Ordinary Share. The MGAM Managers do not hold American Depositary Shares.

          The purchases were made by the MGAM Managers for investment fund accounts over which they exercise discretion. Accordingly, the source of funds used to effectuate the purchases was client funds held in such accounts.

          Deutsche Gesellschaft fur Wertpapiersparen mbH ("DWS"), Deutsche Gesellschaft fur Fondsverwaltung mbH ("Degef"), Deutsche Morgan Grenfell (C.I.) Limited ("DMGCI") and Deutsche Morgan Grenfell Group plc ("DMGG", and together with DWS, Degef and DMGCI as the "DBAG Managers") are wholly-owned subsidiaries of DBAG. During the Trading Period, the DBAG Managers have participated in market transactions in Ordinary Shares at market prices. The market prices during the Trading Period ranged from a high of 2.875 British Pounds to a low of
0.9985 British Pounds per Ordinary Share. The DBAG Managers do not hold American Depositary Shares.

          The purchases were made by the DBAG Managers for mutual funds and discretionary and proprietary accounts managed by the DBAG Managers. Accordingly, the sources of funds used to effectuate the purchases were the client accounts, the mutual fund assets and ultimately the client investments in the mutual funds.


ITEM 4.  PURPOSE OF THE TRANSACTION

          The MGAM Managers and the DBAG Managers acquired Ordinary Shares in the ordinary course of their respective businesses as investment management companies and mutual fund companies.

          None of the Reporting Persons and, to the best knowledge of any of the Reporting Persons, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Lasmo or the disposition of securities of Lasmo; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Lasmo or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Lasmo or any of its subsidiaries; (d) any change in the present board of directors or management of Lasmo, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Lasmo; (f) any other material change in Lasmo's business or corporate structure; (g) changes in Lasmo's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Lasmo by any person; (h) any of Lasmo's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Lasmo's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons acting directly, in the case of DBAG and MGAM, and acting indirectly through the MGAM Managers, the DBAG Managers or other direct or indirect wholly-owned subsidiaries, may in the future determine to acquire additional Ordinary Shares or to dispose of Ordinary Shares in the ordinary course of their respective businesses.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

          (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the DBAG Managers and the MGAM Managers with whom DBAG and MGAM may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as set forth on the cover pages applicable to DBAG and MGAM.

          Degef is a wholly owned subsidiary of DBAG. The principal business of Degef is as a mutual fund investment company. Degef is organized under the laws of the Federal Republic of Germany, and its principal place of business is Bockenheimer Landstrasse 42, 60323 Frankfurt, Federal Republic of Germany.

          DWS is a wholly-owned subsidiary of DBAG. The principal business of DWS is as an investment management company. DWS is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Gruneburgweg, 113-115, 60323 Frankfurt am Main, Federal Republic of Germany.

          DMGCI is a wholly-owned subsidiary of DBAG. The principal business of DMGCI is as an investment management company. DMGCI is organized under the laws of the Channel Islands, and the address of its principal place of business is St. Paul's Gate, New Street, St. Helier, Jersey JE4 8ZB, Channel Islands.

          DMGG is a wholly-owned subsidiary of DBAG. The principal business of DMGG is as an investment company. DMGG is organized under the laws of England, and the address of its principal place of business is 23 Great Winchester Street, London FC2P 2AX, England.

          MGIM is a wholly owned subsidiary of MGAM. The principal business of MGIM is as an investment management company. MGIM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M INB, England.

          MGIS is a wholly-owned subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a wholly-owned subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGTM is a wholly owned subsidiary of MGAM. The principal business of MGTM is as an investment management company. MGTM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M INB, England.

          MGQI is a wholly owned subsidiary of MGAM. The principal business of MGQI is as an investment management company. MGQI is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M INB, England.

          During the last five years, none of Degef, DWS, DMGCI, DMGG, MGIM, MGIS, MGIFM, MGTM and MGQI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c) (i) During the past sixty days, DBAG acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions on established exchanges carried out by the DBAG Managers and the MGAM Managers. Schedule B attached hereto sets forth such purchase for the period stated therein.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions on established exchanges carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (d) Except with respect to those Ordinary Shares held in proprietary trading accounts, all dividends received on Ordinary Shares described in this
Schedule 13D and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any security of Lasmo.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

        Exhibit No.                Description
        -----------                -----------
            1                      Consent of Morgan Grenfell Asset Management
                                     Limited

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 1998





                                          DEUTSCHE BANK AG



                                          By: /s/ Dieter Eisele
                                             -----------------------------------
                                             Name:   Dr. Dieter Eisele
                                             Title:  Group Head of Compliance



                                          By: /s/ Rondal Eric Powell
                                             -----------------------------------
                                             Name:   Rondal Eric Powell
                                             Title:  Vice President

                                                                     SCHEDULE A

I.       DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                              Present Principal
Name and Citizenship                   Business Address                       Occupation or Employment
--------------------                   ----------------                       ------------------------
Carl L. von Boehm-Bezing               Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Rolf-E. Breuer                     Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Michael Dobson                         Deutsche Bank AG                       Member of the Board of Managing
United Kingdom                         Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Michael Endres                     Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Tessen von Heydebreck              Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Jurgen Krumnow                     Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Georg Krupp                            Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Ronaldo H. Schmitz                 Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Josef Ackermann                    Deutsche Bank AG                       Member of the Board of Managing
Swiss                                  Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Ulrich Weiss                       Deutsche Bank AG                       Member of the Board of Managing
German                                 Taunusanlage 12                        Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

II.      MGAM


          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                           Present Principal
Name and Citizenship                   Business Address                    Occupation or Employment
--------------------                   ----------------                    ------------------------
David W. Baldt                         Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

Graham D. Bamping                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Herr Johannes Baratta                  Morgan Grenfell Asset               Member of the Board of Managing
Austrian                               Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Henry C. Benson                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Colin M. Brown                         Morgan Grenfell Development         Member of the Board of Managing
British                                Capital Limited                     Directors, Morgan Grenfell Asset
                                       23 Great Winchester Street          Management Limited
                                       London, England
                                       EC2P 2AX

Timothy F. Brown                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Elizabeth B. Bryan                     Morgan Grenfell Asset               Member of the Board of Managing
Australian                             Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael Bullock                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon J. Cooke                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony J. Creighton                   Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

David T. Cumming                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset
                                       London, England                     Management Limited
                                       EC2M 1NB

Richard M. Curling                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles Z. Curtis                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger J. Curtis                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Susanna F. Davies                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael W.R. Dobson                    Deutsche Morgan Grenfell Group Plc  Chairman of the Board of
British                                23 Great Winchester Street          Managing Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2P 2AX                            Management Limited

Patrick W.W. Disney                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ernst L. Drayss                        Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Asset
                                       60325 Frankfurt                     Management GmbH
                                       The Federal Republic of Germany

Neil R. Dunford                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William P. Dwerryhouse                 Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James G. Fox                           Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles James Maximilian Franklin      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Adrian C. Frost                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James C.W. Goulding                    Morgan Grenfell Investment          Member of the Board
British                                Management (Asia) Ltd               of Managing
                                       20 Raffles Place                    Directors, Morgan
                                       #25-08 Ocean Towers                 Grenfell Asset
                                       Singapore 0104                      Management Limited

Martin A. Hall                         Morgan Grenfell Capital             Member of the Board of Managing
British                                Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

Gerald V. Hough                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Julian R. Johnston                     Morgan Grenfell Asset               Member of the Board of Managing
American/French                        Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ian D. Kelson                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Peter Lees                             Morgan Grenfell Asset               Member of the Board
British                                Management Limited                  of Managing
                                       20 Finsbury Circus                  Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2M 1NB                            Management Limited

Jeremy G. Lodwick                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

The Honourable Charles Martyn-         Morgan Grenfell Asset               Member of the Board
Hemphill                               Management Limited                  of Managing Directors, Morgan
British                                20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

P. McNaughton                          Morgan Grenfell Asset               Member of the Board
Irish                                  Management (Ireland)                of Managing Directors, Morgan
                                       Limited                             Grenfell Asset Management Limited
                                       Georges Dock House
                                       International Financial Centre
                                       1 Dublin
                                       Ireland

William G. Michie                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Herbert K. Michel                      Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Gesellschaft
                                       60323 Frankfurt                     fur
                                       The Federal Republic of Germany     Fondsverwaltung mbH

James E. Minnick                       Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       885 Third Avenue                    Management Limited
                                       32nd Floor
                                       New York, NY  10022-4802 USA

Stuart W. Mitchell                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger P. Morris                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Norman L. Murray                       Morgan Grenfell Asset Management    Member of the Board
British                                Limited                             of Managing Directors, Morgan
                                       20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

Christopher M. Phillips                Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset Management
                                       London, England                     Limited
                                       EC2M 1NB

James A.J. Pulsford                    Deutsche Morgan Grenfell            Member of the Board of Managing
British                                Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107

Diane Seymour-Williams                 Morgan Grenfell Asset Management    Member of the Board of Managing
British                                Limited                             Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Robert H. Smith                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William G.M. Thomas                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Patrick N.C. Walker                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony Wilkinson                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Hitoshi Yamamoto                       Deutsche Morgan Grenfell            Member of the Board of Managing
Japanese                               Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107

                                                                      SCHEDULE B




     Following are the transactions in Ordinary Shares effected by the DBAG Managers and the MGAM Managers set forth in British pounds in the past 60 days:

TRADE HISTORY 09/24/97 - 11/24/97
COMPANY                    TRADE DATE       CAPACITY             BUY/SELL           AMOUNT             PRICE IN GBP
Degef                        10/1/97      discretionary            Buy              10500                  2.76
Degef                        10/1/97      discretionary            Buy              24000                  2.76
Degef                       10/27/97      discretionary            Buy              63200                 2.625
Degef                       10/27/97      discretionary            Buy              25000                 2.625
Degef                       11/10/97      discretionary            Buy              30200                 2.703
Degef                       11/14/97      discretionary            Buy              82000                  2.79

TRANSACTION HISTORY FOR LASMO 09/23/97 - 11/24/97

      OPERATING           SECURITY          TRANSACTION         TRADE       SETTLE         QUANTITY         PRICE
       COMPANY              NAME               TYPE              DATE        DATE           (UNITS)         IN GBP

        MGIS               LASMO             Sell Long         9/23/97      9/30/97          39000           2.67
        MGIM               LASMO                Buy            9/24/97      10/1/97         100000           2.68
        MGIM               LASMO             Add Long          9/24/97      9/24/97         218000            1.5
        MGIFM              LASMO                Buy            9/25/97      10/2/97          1400            2.68
        MGIFM              LASMO                Buy            9/25/97      10/2/97          1400            2.68
        MGIFM              LASMO                Buy            9/25/97      10/2/97           800            2.68
        MGIFM              LASMO                Buy            9/25/97      10/2/97           600            2.68
        MGIFM              LASMO                Buy            9/25/97      10/2/97          19900           2.68
        MGIFM              LASMO                Buy            9/25/97      10/2/97          6200            2.68
        MGIM               LASMO             Sell Long         9/26/97      9/30/97          36000           2.76
        MGIFM              LASMO                Buy            9/26/97      10/3/97          84998           2.75
        MGIFM              LASMO                Buy            9/26/97      10/3/97          38073           2.75
        MGIFM              LASMO                Buy            9/26/97      10/3/97         488329           2.75
        MGIFM              LASMO             Sell Long         9/26/97      10/3/97          42000           2.75
        MGIFM              LASMO                Buy            9/29/97      10/6/97          13902            2.8
        MGIFM              LASMO                Buy            9/29/97      10/6/97          6227             2.8
        MGIFM              LASMO                Buy            9/29/97      10/6/97          79871            2.8
        MGIM               LASMO                Buy            9/30/97      10/7/97          55000           2.72
        MGIM               LASMO                Buy            10/1/97      10/8/97          7000            2.74
        MGIFM              LASMO                Buy            10/1/97      10/8/97          33000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          15000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          15000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          20000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          45000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          8000            2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          67000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          13000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          4000            2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          25000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          3100            2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          42000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97         205000           2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          6000            2.76
        MGIFM              LASMO                Buy            10/1/97      10/8/97          11000           2.76
        MGIFM              LASMO                Buy            10/3/97      10/10/97         24300           2.72
        MGIM               LASMO             Sell Long         10/3/97      10/10/97         12000           2.76
        MGIM               LASMO                Buy            10/6/97      10/13/97         8000            2.87
        MGIFM              LASMO                Buy            10/6/97      10/13/97         71400           2.88
        MGIM               LASMO                Buy            10/6/97      10/13/97         14000           2.87
        MGIFM              LASMO                Buy            10/8/97      10/15/97         34000           2.86
        MGIM               LASMO                Buy            10/8/97      10/15/97         12316           2.86
        MGIM               LASMO                Buy            10/10/97     10/17/97         6000            2.81
        MGIM               LASMO                Buy            10/10/97     10/17/97         13000           2.81
        MGIM               LASMO                Buy            10/10/97     10/17/97         71900           2.82
        MGIM               LASMO                Buy            10/10/97     10/17/97         8000            2.81
        MGIM               LASMO                Buy            10/10/97     10/17/97         4000            2.81
        MGIM               LASMO             Sell Long         10/17/97     10/24/97         2240            2.83
        MGIS               LASMO                Buy            10/17/97     10/24/97         4900            2.84
        MGIM               LASMO             Sell Long         10/17/97     10/24/97         20990           2.83
        MGIFM              LASMO             Sell Long         10/21/97     10/28/97         7200            2.78
        MGIFM              LASMO             Sell Long         10/22/97     10/29/97         2100            2.67
        MGIM               LASMO                Buy            10/22/97     10/29/97         4300            2.78
        MGIFM              LASMO             Sell Long         10/27/97     11/3/97          2200            2.64
        MGIFM              LASMO             Sell Long         10/27/97     11/3/97          2700            2.64
        MGIM               LASMO                Buy            10/28/97     11/4/97          6000            2.45
        MGIM               LASMO                Buy            10/28/97     11/4/97          9000            2.45
        MGIM               LASMO                Buy            10/28/97     11/4/97         296000           2.45
        MGIM               LASMO                Buy            10/28/97     11/4/97          24000           2.46
        MGIM               LASMO                Buy            10/28/97     11/4/97          1000            2.45
        MGIM               LASMO                Buy            10/28/97     11/4/97          9000            2.46
        MGIM               LASMO                Buy            10/28/97     11/4/97          4000            2.46
        MGIM               LASMO                Buy            10/28/97     11/4/97          3000            2.45
        MGIM               LASMO                Buy            10/28/97     11/4/97          13000           2.45
        MGIM               LASMO                Buy            10/28/97     11/4/97          4000            2.45
        MGIM               LASMO                Buy            10/29/97     11/5/97          2360            2.59
        MGIM               LASMO                Buy            10/29/97     11/5/97          91983           2.61
        MGIM               LASMO                Buy            10/30/97     11/6/97          8381            2.66
        MGIM               LASMO                Buy            10/30/97     11/6/97          2000            2.68
        MGIFM              LASMO                Buy            10/30/97     11/6/97          2800            2.67
        MGIFM              LASMO                Buy            10/30/97     11/6/97          3620            2.71
        MGIM               LASMO                Buy            10/31/97     11/7/97          36870           2.75
        MGIS               LASMO             Sell Long         11/3/97      11/10/97         60000           2.72
        MGIM               LASMO                Buy            11/4/97      11/11/97         36870           2.71
        MGIM               LASMO                Buy            11/6/97      11/13/97         25000           2.69
        MGIM               LASMO                Buy            11/6/97      11/13/97         50000           2.69
        MGIM               LASMO                Buy            11/6/97      11/13/97         40000           2.69
        MGIM               LASMO                Buy            11/6/97      11/13/97         50000           2.69
        MGIM               LASMO             Sell Long         11/7/97      11/14/97          408            2.67
        MGIFM              LASMO                Buy            11/7/97      11/14/97         4500            2.66
        MGIFM              LASMO                Buy            11/10/97     11/17/97         1900            2.74
        MGIM               LASMO                Buy            11/10/97     11/17/97         50000           2.73
        MGIFM              LASMO             Sell Long         11/10/97     11/17/97         60400           2.73
        MGIM               LASMO                Buy            11/11/97     11/18/97         50000           2.76
        MGIM               LASMO                Buy            11/11/97     11/18/97         75000           2.76
        MGIM               LASMO                Buy            11/11/97     11/18/97         50000           2.76
        MGIM               LASMO                Buy            11/12/97     11/19/97         10000           2.68
        MGIS               LASMO             Sell Long         11/12/97     11/14/97         5600            2.71
        MGIM               LASMO                Buy            11/12/97     11/19/97        331000            2.7
        MGIM               LASMO                Buy            11/13/97     11/20/97         15000           2.76
        MGIM               LASMO                Buy            11/13/97     11/20/97         30000           2.76
        MGIM               LASMO                Buy            11/13/97     11/20/97         20000           2.76
        MGIM               LASMO             Sell Long         11/13/97     11/20/97         6000            2.73
        MGIS               LASMO                Buy            11/14/97     11/21/97         8140            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         46350           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         31290           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         32290           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         21260           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         3840            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97          240            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         11390           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         4270            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97        114040           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         7720            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         44850           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97        242250           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97        258050           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         10830           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         8820            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         1110            2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         76160           2.82
        MGIS               LASMO                Buy            11/14/97     11/21/97         2540            2.82
        MGIM               LASMO                Buy            11/14/97     11/21/97         52000           2.81
        MGIM               LASMO                Buy            11/14/97     11/21/97         10000           2.81
        MGIFM              LASMO                Buy            11/14/97     11/21/97         3900            2.79
        MGIFM              LASMO                Buy            11/17/97     11/24/97         1000            2.82
        MGIM               LASMO                Buy            11/18/97     11/25/97         38000           2.74
        MGIM               LASMO                Buy            11/18/97     11/25/97         13000           2.74
        MGIM               LASMO                Buy            11/18/97     11/25/97         1106            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97          744            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97          559            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97          620            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97         23220           2.79
        MGIM               LASMO                Buy            11/18/97     11/25/97         1600            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97         1062            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97          684            2.81
        MGIFM              LASMO                Buy            11/18/97     11/25/97         2607            2.81
        MGIM               LASMO                Buy            11/18/97     11/25/97         1679            2.81
        MGIFM              LASMO             Sell Long         11/18/97     11/25/97         14758           2.81
        MGIM               LASMO             Sell Long         11/18/97     11/25/97        194000            2.8
        MGIM               LASMO                Buy            11/18/97     11/25/97         8000             2.8
        MGIM               LASMO                Buy            11/20/97     11/27/97         15841           2.76
        MGIM               LASMO             Sell Long         11/20/97     11/27/97         7000            2.79
        MGIFM              LASMO             Sell Long         11/21/97     11/28/97          560            2.78
        MGIS               LASMO             Sell Long         11/21/97     11/28/97          360             2.8

                                 EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------
    1                               Consent of Morgan Grenfell Asset Management
                                    Limited

                                                                       EXHIBIT 1


                   Consent of Morgan Grenfell Asset Management


          The undersigned agrees that the Schedule 13D executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Morgan Grenfell Asset Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  January 13, 1998

                                            MORGAN GRENFELL ASSET MANAGEMENT
                                               LIMITED

                                            By: /s/ Andrew Hume
                                               ---------------------------------
                                               Name:  Andrew Hume
                                               Title: Senior Associate Director